Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
James A. Lebovitz james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

January 23, 2017

VIA EDGAR

David Manion

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV

Post-Effective Amendment No. 6 to Registration Statement on Form N-2

(File No. 333-204239)

Dear Mr. Manion and Ms. Dobelbower:

On behalf of FS Investment Corporation IV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations on December 27, 2016 and January 19, 2017 regarding the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-204239) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Prospectus Summary, Page 32

1. Please supplementally explain why the assumption in the lead-in paragraph to the hypothetical expense example as to when the sales charge cap would be reached (and therefore when the distribution fee would terminate) changed from 5 years to 3 years.

The Registration Statement was filed to, among other things, reflect the reduction in the total commission from a maximum of 8.95% to 7.25% of gross offering proceeds, which is accomplished by reducing the distribution fee (including the annual percentage and trail length from 5 to 3 years). The changes to the lead-in paragraph to the hypothetical expense example were made to reflect the foregoing.

David Manion Marianne Dobelbower, Esq. January 23, 2017 Page 2

2. Please supplementally explain the calculations for the hypothetical expense example.

The Company calculates the 1-, 3-, 5-, and 10-year periods expense example utilizing the instructions to Form N-2. In calculating the expense amounts that a stockholder would pay, the Company assumes that the investment will reach the applicable sales charge cap within three years, and therefore the distribution fee will terminate within three years from the date of purchase of the Class T shares, as is described in the lead-in paragraph to the expense example. As a result, in calculating the 5- and 10-year period expense amounts, the expense ratio should be reduced by 1.00% beginning in Year 4.

Note 4. Related Party Transactions

3. In future filings, please define the term “gross assets” that is used to calculate the base management fee where it first appears.

Gross assets equals total assets set forth on the Company’s consolidated balance sheet. In future filings, the Company will define the term where it first appears.

4. Please confirm that the expense reimbursement will be limited to three years from the time such costs were incurred.

The Company confirms that under the expense reimbursement agreement it has a conditional obligation to reimburse Franklin Square Holdings, L.P. (“FS Investments”) for any amounts funded by FS Investments under such agreement if certain conditions are met within three years of the date on which FS Investments funded such amount.

* * * * * * *

David Manion Marianne Dobelbower, Esq. January 23, 2017 Page 3

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Investment Corporation IV